Exhibit 16.2

September 9, 2004

Securities and Exchange Commission

Mail Stop 11-3

450 5th Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4.01 of Briggs and Stratton Corporation’s Form 8-K/A dated August 4, 2004, and have the following comments:

1.	We agree with the statements made in the second, third, and fourth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the fifth paragraph.

3.	We agree with the statement made in the first sentence of the first paragraph that the Company notified us of our dismissal as the Company’s independent public accountant. Otherwise, we have no basis to agree or disagree with the statements made in the first paragraph.

Yours truly,

/s/ Deloitte & Touche LLP